UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107107	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS SightLine Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,319,105 Shares[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,319,105 Shares[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,105 Shares[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[2]
12.	TYPE OF REPORTING PERSON OO

[1]

Consists of (i) 554,128 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II, L.P. (“SL II”), (ii) 193,319 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-A, L.P. (“SL II-A”), (iii) 515,057 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-B, L.P. (“SL II-B”), and (iv) 35,713 shares held of record by SightLine Investors (“SLI”).

[2]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) (x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS SightLine Healthcare Opportunity Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 563,296 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 563,296 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,296 Shares[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%[3]
12.	TYPE OF REPORTING PERSON PN

[3]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II.

CUSIP No. 922107107	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS SightLine Healthcare Opportunity Fund II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 196,517 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 196,517 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,517 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%[4]
12.	TYPE OF REPORTING PERSON PN

[4]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A.

CUSIP No. 922107107	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS SightLine Healthcare Opportunity Fund II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 523,579 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 523,579 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,579 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%[5]
12.	TYPE OF REPORTING PERSON PN

[5]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSONS SightLine Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 35,713 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 35,713 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%[6]
12.	TYPE OF REPORTING PERSON PN

[6]

The percentage set forth in row (11) is based on the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018.

CUSIP No. 922107107	13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSONS Buzz Benson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,319,105 Shares[7]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,319,105 Shares[7]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,105 Shares[7]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[8]
12.	TYPE OF REPORTING PERSON IN

[7]

Consists of (i) 554,128 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SL II, (ii) 193,319 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-A, (iii) 515,057 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-B, and (iv) 35,713 shares held of record by SLI.

[8]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) (x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSONS Joseph Biller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,319,105 Shares[9]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,319,105 Shares[9]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,105 Shares[9]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[10]
12.	TYPE OF REPORTING PERSON IN

[9]

Consists of (i) 554,128 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SL II, (ii) 193,319 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-A, (iii) 515,057 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-B, and (iv) 35,713 shares held of record by SLI.

[10]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) (x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSONS Scott Ward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,319,105 Shares[11]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,319,105 Shares[11]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,105 Shares[11]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%[12]
12.	TYPE OF REPORTING PERSON IN

[11]

Consists of (i) 554,128 shares held and 9,168 shares that may be acquired pursuant to the exercise of warrants held of record by SL II, (ii) 193,319 shares held and 3,198 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-A, (iii) 515,057 shares held and 8,522 shares that may be acquired pursuant to the exercise of warrants held of record by SL II-B, and (iv) 35,713 shares held of record by SLI.

[12]

The percentage set forth in row (11) is based on (i) the 17,332,925 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on November 15, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on November 16, 2018 and (ii) (x) 9,168 shares of Common Stock issuable upon the exercise of warrants held by SL II, (y) 3,198 shares of Common Stock issuable upon the exercise of warrants held by SL II-A and (z) 8,522 shares of Common Stock issuable upon the exercise of warrants held by SL II-B.

CUSIP No. 922107107	13G	Page 10 of 14 Pages

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Vapotherm, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 100 Domain Drive, Exeter, New Hampshire 03833.

Item 2(a).	Name of Person Filing:

This statement is being filed by:

(i) SightLine Partners LLC, a Delaware limited liability company (“SLP”), as sole general partner of SL II, SL II-A and SL II-B, and as an affiliate of SLI with respect to the shares of Common Stock directly owned by SL II, SL II-A, SL II-B and SLI;

(ii) SL II, a Delaware limited partnership, with respect to the shares of Common Stock directly owned by it;

(iii) SL II-A, a Delaware limited partnership, with respect to the shares of Common Stock directly owned by it;

(iv) SL II-B, a Delaware limited partnership, with respect to the shares of Common Stock directly owned by it;

(v) SLI, a Delaware limited liability company, with respect to the shares of Common Stock directly owned by it;

(vi) Buzz Benson, as director and/or member of SLI with respect to the shares of Common Stock directly owned by SL II, SL II-A, SL II-B and SLI;

(vii) Joseph Biller, as director and/or member of SLI with respect to the shares of Common Stock directly owned by SL II, SL II-A, SL II-B and SLI; and

(viii) Scott Ward, as director and/or member of SLI with respect to the shares of Common Stock directly owned by SL II, SL II-A, SL II-B and SLI.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to the beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

Item 2(c).	Citizenship:

Each of SLP, SL II, SL II-A, SL II-B and SLI is organized under the laws of the State of Delaware. Messrs. Benson, Biller and Ward are citizens of the United States.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Issuer to which this statement on Schedule 13G relates is Common Stock, par value $0.001 per share.

CUSIP No. 922107107	13G	Page 11 of 14 Pages

Item 2(e).	CUSIP Number:

The CUSIP number of the Issuer’s Common Stock is 922107107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Item 4(a).	Amount beneficially owned:

See response to Item 9 on each cover page.

Each of SL II, SL II-A, SL II-B and SLI has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its sole general partner, SLP. SLP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, SLP may be deemed to beneficially own the shares owned by each of SL II, SL II-A, SL II-B and SLI.

Messrs. Benson, Biller and Ward, as directors and/or members of SLP, share voting and dispositive power over the shares held by SL II, SL II-A, SL II-B and SLI; however they disclaim beneficial ownership of the shares held by SL II, SL II-A, SL II-B and SLI except to the extent of their pecuniary interests therein.

Item 4(b).	Percent of Class:

See response to Item 11 on each cover page.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

CUSIP No. 922107107	13G	Page 12 of 14 Pages

(ii)	shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Materials to be Filed as Exhibits

99.1	Joint Filing Agreement

99.2	Power of Attorney

CUSIP No. 922107107	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

SIGHTLINE PARTNERS LLC

By:	/s/ Joe Biller
Name:	Joe Biller
Title:	Managing Director

SIGHTLINE HEALTHCARE OPPORTUNITY FUND II, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director

SIGHTLINE HEALTHCARE OPPORTUNITY FUND II-A, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director

CUSIP No. 922107107	13G	Page 14 of 14 Pages

SIGHTLINE HEALTHCARE OPPORTUNITY FUND II-B, L.P.

BY:	SIGHTLINE OPPORTUNITY MANAGEMENT II, LLC
ITS:	GENERAL PARTNER

BY:	SIGHTLINE PARTNERS LLC,
ITS:	MANAGER

By:	/s/ Joe Biller
Name:	Joe Biller
Its:	Managing Director

SIGHTLINE INVESTORS LLC

By:	/s/ Joe Biller
Name:	Joe Biller
Title:	Member

By:	/s/ Buzz Benson
Buzz Benson, individually

By:	/s/ Joseph Biller
Joseph Biller, individually

By:	/s/ Scott Ward
Scott Ward, individually